

July 21, 2010

Mr. Jianzhong Zuo
Chief Executive Officer and President
LianDi Clean Technology Inc.
4th Floor Tower B. Wanliuxingui Building
No. 28 Wanquanzhuang Road, Haidian District
Beijing, China 100089

> **RE: LianDi Clean Technology Inc.**
> **Form 8-K Item 4.01 filed July 21, 2010**
> **File # 0-52235**

Dear Mr. Zuo:

We have reviewed these filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Item 304(a)(1)(ii) of Regulation S-K requires a statement regarding whether the accountant's reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's reports. As such, please amend your Form 8-K to comply with Item 304(a)(1)(ii) of Regulation S-K.

2. The disclosure should also state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. As such, it appears that your disclosure should cover the two most recent fiscal years instead of just the year ended March 31,

2010, as well as the interim period through July 21, 2010, the date of dismissal, instead of your current disclosure of July 15, 2010. Please advise or revise in an amended Form 8-K.

3. You disclose that during the most recent fiscal year and in the subsequent interim period prior to July 21, 2010, the registrant did not consult with the new accountant. Item 304(a)(2) requires this disclosure for the two most recent fiscal years and not just the most recent fiscal year. Please revise accordingly.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in their filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant